

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

James Ketner
President and Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas  76021

> **Re:    Galenfeha, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 30, 2014**
> **File No. 333-188800**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-198573**
> **Registration Statement on Form S-1**
> **Filed September 4, 2014**
> **File No. 333-198573**

Dear Mr. Ketner:

We have limited our review of your registration statements to those issues we have addressed in our comments.

Post-Effective Amendment No. 2 (333-188800) filed September 30, 2014

1.  We note that this post-effective amendment restores the number of shares reflected in the fee table to the original 9,100,000 you originally registered, because as we advised in comment 1 of our letter dated September 17, 2014, you may not use a post-effective amendment to register the additional 56,560,000 new shares you had included in post-effective amendment no.1.  However, because you did not also amend the prospectus, the registration statement currently contains the prospectus included in post-effective amendment no. 1, which refers to an offering of 65,660,000 shares.  If you intend to maintain this registration statement, you must file a post-effective amendment to revise the prospectus to accurately reflect in all respects the offering of only the 9,100,000 shares.  On the other hand, if you intend to deregister all of the unsold shares from the original registration statement, please file a post-effective amendment that includes an explanatory note that you are deregistering these unsold shares.  In this case, this post-effective amendment would only need to include the facing page of the registration statement, your explanatory note, and the signature page.

2.  We note that you submitted an acceleration request on September 29, 2014.  Please note that post-effective amendments are covered under Section 8(c) of the Securities Act instead of Section 8(a).  Therefore, the post-effective amendment will be taken effective,

not pursuant to an acceleration request, but upon the Commission's determination upon the completion of our review.

Post-Effective Amendment No. 2 (333-198573) filed September 29, 2014

3. It appears that this post-effective amendment was filed in error since the underlying registration statement is not effective.  Please file a request to withdraw this post-effective amendment using submission type "AW".  Please refer to Volume II of the EDGAR Filer Manual found at http://www.sec.gov/info/edgar/edgarfm-vol2-v27.pdf.

Form S-1 (333-198573) filed September 4, 2014

4. We sent you a comment letter dated September 17, 2014.  Please respond to these comments by amending your registration statement and providing the requested information.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc:    Via E-mail
       Jackson Morris, Esq.